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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2016
Washington DC
409

SEC FILE NUMBER
~~8-049568~~ 8-49568

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LoCorr Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 School Avenue, Fourth Floor
(No. and Street)

Excelsior (City) Minnesota (State) 55331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon C Essen 952-767-6903
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon C Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LoCorr Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title



DARIK R HOFF
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCORR DISTRIBUTORS, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2015

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2015

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
LoCorr Distributors, LLC

We have audited the accompanying statement of financial condition of LoCorr Distributors, LLC (the "Company"), as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LoCorr Distributors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.



Abington, Pennsylvania
February 25, 2016

LoCorr Distributors, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	339,576
Accounts receivable		163,497
Due from related entity		530,281
Furniture and equipment - at cost $15,144		
less accumulated depreciation of $11,292		3,852
Software - at cost $24,100		
less accumulated amortization of $1,785		22,315
Prepaid expenses		78,312
Total assets	$	1,137,833

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	526,762
Accounts payable and accrued expenses		177,907
Total liabilities		704,669
Member's equity		433,164
Total liabilities and member's equity	$	1,137,833

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Income

For the Year Ended December 31, 2015

Revenue	
Commissions	$ 7,568,924
Total revenue	7,568,924
Expenses	
Salaries, commissions and benefits	5,560,096
Marketing and promotional expenses	212,949
Rent and occupancy costs	105,900
Regulatory costs	42,950
Technology and communications expenses	147,182
Other expenses	1,584,738
Total expenses	7,653,815
Net loss	$ (84,891)

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Units	Member's Equity
Balances at January 1, 2015	200	$ 518,055
Net loss		(84,891)
Distribution to parent		-
Balances at December 31, 2015	200	$ 433,164

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the Year Ended December 31, 2015

Subordinated borrowings at January 1, 2015	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2015	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (84,891)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation & Amortization	4,568
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable	41,683
Due from related entity	(423,837)
Prepaid expenses	(35,660)
Increase (decrease) in liabilities:	
Commissions payable	231,532
Accounts payable and accrued expenses	148,388
Net cash provided by operating activities	(118,217)
Net cash used in financing activities	-
Net decrease in cash	(118,217)
Cash at beginning of year	457,793
Cash at end of year	$ 339,576

Supplemental disclosures of cash flow information

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

LoCorr Distributors, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (NFA). The Company is incorporated under the laws of the state of Minnesota and is a wholly-owned subsidiary of Octavus Group, LLC (Parent) and acts as a wholesaler of alternative investments. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded as earned.

Income taxes – No provision for income taxes is presented in these financial statements as income or loss from operations is includable in the member's income tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2012-2015, as defined by IRS statute of limitations for all major industries, including federal tax authorities an d certain state tax authorities. As of and during the period ended December 31, 2015, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Property and Equipment – Property and equipment consists of office furniture and equipment and is recorded at cost and reduced by accumulated depreciation. Depreciation is calculated using the straight-line method over five years, the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2015 was $2,783.

Software – Software consists of program customization and implementation costs and is recorded at cost and reduced by accumulated amortization. Amortization is calculated using the straight-line method over three years, the estimated useful life of the assets. Amortization expense for the year ended December 31, 2015 was $1,785.

2. Summary of Significant Accounting Policies (Continued)

Off balance sheet loss and credit risk – the Company had no transactions involving derivatives and other off balance sheet financial instruments such as futures, exchange trades, over the counter options or mortgage backed securities and no off-balance sheet credit risk at December 31, 2015.

Accounts Receivables and Credit Policies – The receivable balance represents amounts due for monthly and quarterly fees from clients. Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances estimates an allowance if necessary. In the opinion of management at December 31, 2015, all receivables were considered collectible and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events, through February 25, 2016, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(1) of SEC Rule 15c3-3.

4. Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital and capital requirements of $249,208 which was $204,208 in excess of its required net capital of $45,000. The Company's net capital ratio was 2.83 to 1.

5. Operating Lease

The Company operates in office space leased by its Parent under a lease that expires October 31, 2017. The Company's rent expense for the year ending December 31, 2015 was $105,900. Minimum future rentals under this lease are as follows at December 31, 2015:

2016: $110,952
2017: $ 94,760

6. Related Party Transactions

The Company's Parent entity, through its wholly-owned subsidiary LoCorr Fund Management, LLC ("LFM"), a registered investment advisor, provides advisory services to LoCorr Investment Trust. LFM also has a minority investment in LoCorr Investment Trust for the year ended December 31, 2015. The Company shares services with a related party and invoices the related party for the shared cost. The Company believes that the shared services invoices of $40,645 at December 31, 2015 are fully collectible.

7. Concentrations

The Company earned approximately 81% of its commission income and had 76% of its accounts receivables from LoCorr Investment Trust and LoCorr Fund Management for the year ended and as of December 31, 2015. The Company also earned 17% of its commission income and had 15% of its accounts receivables from another client for the year ended and as of December 31, 2015.

LoCorr Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Schedule I

COMPUTATION OF NET CAPITAL		
Total member's equity	$	433,164
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		433,164
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		38,833
Due from related entity		40,645
Furniture and equipment, net		3,852
Software, net		22,315
Prepaid expenses		78,312
Total non-allowable assets		183,957
Net Capital	$	249,207
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	526,762
Accounts payable and accrued expenses		177,907
Total aggregate indebtedness	$	704,669
Percentage of aggregate indebtedness to Net Capital		283%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $704,669)	$	46,978
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	45,000
Net Capital requirement	$	46,978
Excess Net Capital	$	202,229
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	178,740

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computaion for Determination of Reserve Requirement Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
LoCorr Distributors, Inc.

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) LoCorr Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Abington, Pennsylvania
February 25, 2016

Date: February 25, 2016

Exemption report:

In accordance with the FINRA membership agreement applicable to LoCorr Distributors, LLC ("LoCorr"), it is designated to operate under the exemptive provision of paragraph (k)(1). LoCorr does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of LoCorr it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2015 without exception.



Jon C Essen, Chief Operating Officer

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

17 BATTERY PLACE 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (SIPC-7)

To the Managing Member of
LoCorr Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015 which were agreed to by LoCorr Distributors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those standards. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Abington, Pennsylvania
February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

18*18*******2396********************MIXED AADC 220
049568 FINRA DEC
LOCORR DISTRIBUTORS LLC
261 SCHOOL AVE 4TH FL
EXCELSIOR MN 55331-1932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JON ESSEN, 952-767-6903

2. A. General Assessment (item 2e from page 2) $ 219

B. Less payment made with SIPC-6 filed (exclude interest) (137)

07-21-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 82

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 82

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 82

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LoCorr Distributors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO 1/11/16
(Title)

Dated the 11 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $7,568,924

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 7,481,146

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $87,778

2e. General Assessment @ .0025 $219

(to page 1, line 2.A.)

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Timothy Partners, Ltd.

We have audited the accompanying statements of financial condition of Timothy Partners, Ltd. as of December 31, 2015 and 2014, and the related statements of income, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of Timothy Partners, Ltd.'s management.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

The information contained in the Supplemental Schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Timothy Partners, Ltd.'s financial statements. The Supplemental Schedule is the responsibility of Timothy Partners, Ltd.'s management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole



Winter Park, Florida
January 12, 2016

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash	$ 617,685	$ 527,891
Commissions and fees receivable	1,065,795	1,051,482
Other receivables	62,244	98,595
Inventory	-	18,653
Prepaid expenses	75,236	94,493
Property and equipment, net of accumulated depreciation	558,925	582,435
Intangible assets, net of accumulated amortization	77,186	88,973
Deposits	2,200	2,200
Investment in MCCM, LLC	143,074	143,074
Other assets	76,387	74,520
TOTAL ASSETS	$ 2,678,732	$ 2,682,316
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 973,895	$ 997,505
Total Liabilities	973,895	997,505
PARTNERS' EQUITY		
Partners' equity	1,704,837	1,684,811
	1,704,837	1,684,811
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,678,732	$ 2,682,316

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Advisor fees	$ 5,129,235	$ 4,863,736
Commissions	644,174	618,636
Service and sponsor fees	382,207	361,534
Other	-	1,520
TOTAL REVENUES	6,155,616	5,845,426
EXPENSES		
Sub advisor fees	2,145,205	2,000,937
Salaries and benefits	1,268,841	1,126,930
Marketing costs	851,125	599,854
Research fees	293,267	282,870
Occupancy	203,407	191,050
Other expense	188,967	144,346
Bad debt expense	94,595	-
Printing and postage	74,163	49,430
Office expense	74,085	65,871
Registration and filing fees	69,857	62,004
Depreciation and amortization	55,743	55,572
Professional fees	41,717	70,293
Loss on disposition of inventory	18,653	-
Loss on disposition of furniture and equipment	5,972	-
TOTAL EXPENSES	5,385,597	4,649,157
NET INCOME	$ 770,019	$ 1,196,269

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2015 and 2014

	2015	2014
Partners' Equity, beginning of year	$ 1,684,811	$ 1,606,614
Net income	770,019	1,196,269
Issuance of additional partnership units	-	-
Decrease of partnership units	-	-
Distributions/return of partnership capital	(749,993)	(1,118,072)
Partners' Equity, end of year	$ 1,704,837	$ 1,684,811

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 770,019	$ 1,196,269
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	55,743	55,572
Loss on disposition of furniture & equipment	5,972	-
(Increase) decrease in operating assets		
Commissions and fees receivable	(14,313)	(167,142)
Other receivables	36,351	(1,628)
Inventory	18,653	1,045
Prepaid expenses	19,257	(27,231)
Other assets	(1,867)	(7,105)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	(23,610)	189,435
Net cash provided by operating activities	866,205	1,239,215
Cash flows from investing activities:		
Purchase of property and equipment	(26,418)	(38,508)
Net cash used by investing activities	(26,418)	(38,508)
Cash flows from financing activities:		
Distributions/return of capital to partners	(749,993)	(1,118,072)
Net cash used by financing activities	(749,993)	(1,118,072)
Net increase in cash	89,794	82,635
Cash and cash equivalents at beginning of year	527,891	445,256
Cash and cash equivalents at end of year	$ 617,685	$ 527,891

Supplemental disclosures of cash flow information:

(1) Cash paid during the year for :

	2015	2014
Interest	$ -	$ -
Income taxes	$ -	$ -

(2) There were no non-cash investing and financing activities for the years ended December 31, 2015 and 2014.

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Receivables and Allowance for Doubtful Accounts

Commissions and fees receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. The Partnership accounts for planned major maintenance activities with the direct expensing method.

Fair Value of Financial Instruments

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The Partnership's significant financial instruments are cash and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value due to the short term nature of these instruments.

Date of Management's Review

Subsequent events were evaluated through January 12, 2016, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank for the years ended December 31, 2015 and 2014. Cash deposits in the bank, at times, exceed federally insured limits. The Partnership has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the years ended December 31, 2015 and 2014.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2015 and 2014.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2012.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2015 and 2014, consist of the following:

	2015	2014
Employee advances	$ 3,828	$ -
Due from related companies (see Note F)	58,416	98,595
	$ 62,244	$ 98,595

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 and 2014 consist of the following:

	2015	2014
Computer equipment	$ 38,797	$ 51,932
Office equipment	69,263	83,103
Software	19,913	19,913
Furniture and fixtures	198,551	186,314
Leasehold improvements	561,163	551,920
	887,687	893,182
Less accumulated depreciation	(328,762)	(310,747)
	$ 558,925	$ 582,435

Depreciation expense for the years ended December 31, 2015 and 2014 is $43,956 and $43,785, respectively.

NOTE D – INTANGIBLE ASSETS

Intangible assets at December 31, 2015 and 2014 consist of the following:

	2015	2014
Issue cost of additional classes	$ 107,171	$ 107,171
Fund and partnership set-up cost	93,637	93,637
Merrill Lynch set-up fee	50,000	50,000
Custom programming-fund service company	8,166	8,166
Trademark and logo costs	4,400	4,400
	263,374	263,374
Less accumulated amortization	(186,188)	(174,401)
	$ 77,186	$ 88,973

Amortization expense for the years ended December 31, 2015 and 2014 is $11,787 for each year.

NOTE E – INVESTMENT IN MCCM, LLC

The Partnership owns a 30% interest in MCCM, LLC, which it acquired in an exchange transaction with the president of the Partnership. On July 1, 2012 the president transferred his interest in MCCM, LLC to the Partnership in exchange for the $150,000 note receivable due from him to the Partnership plus interest due for the second quarter 2012. The investment is accounted for using the equity method of accounting. Accordingly, investments are recorded at acquisition cost plus the Partnership's equity in the undistributed earnings or losses of the entity. The Partnership also rents its office space from MCCM, LLC (see Note F).

NOTE F – RELATED PARTY TRANSACTIONS

The Partnership rents its office space from MCCM, LLC, in which the Partnership has an ownership interest (see Note E). The lease agreement is for a period of one year and is renewable annually. Lease payments were $9,343 per month for January 2014 through May 2014 and $12,343 per month for June 2014 through December 2015. Total lease payments for the years ended December 31, 2015 and 2014 are $148,116 and $133,116, respectively.

On January 13, 2006 the Partnership made a loan of $150,000 to the president of the Partnership. The president paid interest quarterly at a rate of 6%. The loan was payable in full on January 13, 2014. However, on July 1, 2012 the president transferred his interest in MCCM, LLC to the Partnership in exchange for the $150,000 loan plus interest for the second quarter 2012 (see Note E).

The Partnership has receivables due from companies, which are related through common ownership, of $58,416 and $93,595 as of December 31, 2015 and 2014, respectively (see Note B). The receivables are non-interest bearing and have no maturity dates.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership has research fees expense of $293,267 and $282,870 to this company for the years ended December 31, 2015 and 2014, respectively.

In February 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balance of the subscriptions was sold in 2000.

NOTE G – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Partnership has no commitments, contingencies or guarantees for the years ended December 31, 2015 and 2014.

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Partnership had net capital of $322,955, which was $258,029 in excess of the required net capital of $64,926. The Partnership's ratio of aggregate indebtedness to net capital was 3.02 to 1 at December 31, 2015. At December 31, 2014, the Partnership had net capital of $235,420, which was $168,920 in excess of the required net capital of $66,500. The Partnership's ratio of aggregate indebtedness to net capital was 4.24 to 1 at December 31, 2014.

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

	2015	2014
Total partners' equity	$ 1,704,837	$ 1,684,811
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	384,354	346,448
Receivables from noncustomers	64,520	98,595
Inventory	-	18,653
Prepaid expenses	75,236	94,493
Property and equipment, net	558,925	582,435
Deposits	2,200	2,200
Intangible assets, net	77,186	88,973
Investment in MCCM, LLC	143,074	143,074
Other assets	76,387	74,520
	1,381,882	1,449,391
Net capital before haircuts on securities positions	322,955	235,420
Haircuts on securities	-	-
Net capital	$ 322,955	$ 235,420
Aggregate indebtedness:		
Payable to broker/dealers	$ 660,368	$ 644,792
Other accounts payable and accrued costs	313,527	352,713
Total aggregate indebtedness	$ 973,895	$ 997,505
Minimum net capital required	$ 64,926	$ 66,500
Excess net capital	$ 258,029	$ 168,920
Excess net capital at 1,000 percent	$ 225,566	$ 135,670
Ratio: Aggregate indebtedness to net capital	3.02 to 1	4.24 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2015 and 2012)		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 322,955	$ 235,421
Rounding difference	-	(1)
Net capital per above	$ 322,955	$ 235,420